UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Shares, Without Par Value
(Title of Class of Securities)
746927102
(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way, Suite 101
Vancouver, British Columbia, Canada V5T 4T5
(604) 707-7000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:

Peter O’Callaghan, Esq. Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia V7X 1L3 Canada (604) 631-3300	Alan C. Mendelson, Esq. Ora T. Fisher, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 USA (650) 328-4600
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$50,000,000	$1,965
*	Maximum valuation of the transaction.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the $50,000,000 maximum transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Tender Offer Statement on Schedule TO relates to the issuer tender offer by QLT Inc., a company organized under the laws of the Province of British Columbia, Canada (“QLT” or the “Company”), to purchase and cancel a number of shares of its common stock, without par value, that does not exceed an aggregate purchase price of US$50 million. QLT is offering to purchase these shares at a price not less than US$2.20 and not more than US$2.50 per common share upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2008 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal which, together with the Offer to Purchase and the Circular, collectively and as amended or supplemented from time to time, constitute the “Tender Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(i), is hereby incorporated by reference in response to all the items of this Schedule TO.
Item 1.   Summary Term Sheet.
     The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)  The name of the issuer is QLT Inc. The address and telephone number of its principal executive offices are: QLT Inc., 887 Great Northern Way, Suite 101, Vancouver, British Columbia V5T 4T5, (604) 707-7000.
(b)  The subject securities are common shares without par value of QLT. The number of shares of the subject securities outstanding as of November 28, 2008 was 74,620,328.
(c)  Information about the trading market and price of the subject securities is incorporated herein by reference from the Circular under “Section 6. Price Range of Shares.”
Item 3.   Identity and Background of Filing Person.
(a)  The filing person to which this Schedule TO relates is QLT. The address and telephone number of QLT is set forth under Item 2(a) hereto. The information under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)  The material terms of the transaction are incorporated by reference herein from the Offer to Purchase and the Circular. There will be no material differences in the rights of security holders as a result of this transaction.
(b)  The details regarding any purchases from an officer, director or affiliate of QLT are incorporated by reference herein from the Summary Term Sheet under the heading “Will QLT’s Directors and or Significant Outstanding Shareholders Tender Shares in the Offer?” and from the Circular under:
•	“Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares;”

•	“Section 11. Commitments to Acquire Shares;” and

•	“Section 14. Intention to Deposit Shares.”
Item 5.   Past Contracts, Transactions, Negotiations and Agreements.
     Information regarding agreements involving QLT’s securities is incorporated herein by reference from the Circular under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares.” Pursuant to certain of the Company’s benefit plans, certain of the Company’s directors, officers and employees are parties to stock option plans relating to the Company’s common shares. In addition, non-employee directors receive all or a percentage of their equity-based compensation in the form of deferred share units (“DSUs”) under the Directors’ Deferred Share Unit Plan. DSUs are only convertible into cash and their value is based on the price of QLT’s common shares on the Toronto Stock Exchange.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)  Information regarding the purposes of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Summary Term Sheet” and the Circular under “Section 3. Purpose and Effect of the Offer.”
(b)  Information regarding the use of common shares to be acquired is incorporated herein by reference from the Circular under “Section 3. Purpose and Effect of the Offer.”

(c)  Information about plans or proposals is incorporated herein by reference from the Summary Term Sheet under “What is the Status of QLT’s Strategic Corporate Restructuring Process?” and from the Circular under “Section 1. QLT Inc.,” “Section 3. Purpose and Effect of the Offer,” “Section 4. Outstanding Litigation,” “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares,” “Section 10. Contracts, Arrangements or Understandings with Shareholders,” “Section 11. Commitments to Acquire Shares,” “Section 13. Material Changes in the Affairs of the Company,” and “Section 14. Intention to Deposit Shares.”
Item 7.   Source and Amount of Funds or Other Consideration.
(a)  Information regarding the source of funds is incorporated herein by reference from the Circular under “Section 18. Source of Funds.”
(b)  There are no material conditions to the financing of the Tender Offer.
(d)  QLT will use available cash on hand to fund the Tender Offer and no funds will be borrowed for purposes of the Tender Offer.
Item 8.   Interest in Securities of the Subject Company.
(a)  The information under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
(b)  Based on the records of the Company and information provided to the Company by its executive officers, directors and subsidiaries, to the best knowledge of the Company, neither the Company nor any of the Company’s executive officers, directors, associates, subsidiaries, or executive officers or directors of the Company’s subsidiaries have effected any transaction in the common shares of the Company during the 60 days prior to December 5, 2008, except for the following open market transactions: (i) 15,000 common shares acquired by Robert Butchofsky on October 30, 2008 at a price of $2.42 per share, (ii) 10,000 common shares acquired by C. Boyd Clarke on October 30, 2008 at an average price of $2.459 per share, and (iii) 10,000 common shares acquired by Peter Crossgrove on November 4, 2008 at a price of $2.56 per share.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)  The information under the heading “Summary Term Sheet” of the Offer to Purchase and “Section 19. Dealer Managers,” “Section 20. Depository,” “Section 21. Information Agent” and “Section 22. Fees and Expenses” of the Circular are incorporated herein by reference.
Item 10.   Financial Statements.
(a)-(b)  Not applicable. The consideration offered consists solely of cash, the Tender Offer is not subject to any financing condition and QLT is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.
Item 11.   Additional Information.
(a)(1)  The information under “Section 9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” of the Circular is incorporated herein by reference.
(a)(2)  The information under “Section 17. Legal Matters and Regulatory Approvals” of the Circular is incorporated herein by reference.
(a)(3)  Not applicable.
(a)(4)  Not applicable.
(a)(5)  Information regarding material pending legal proceedings is incorporated herein by reference from the Offer to Purchase under the heading “Summary Term Sheet” and from the Circular under “Section 4. Outstanding Litigation.” There are no material pending legal proceedings relating to the Tender Offer.
(b)  None.
Item 12.   Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated December 5, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(ii)	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

Exhibit Number	Description

(a)(4)	Not applicable.

(a)(5)(i)	Press release dated December 1, 2008 (incorporated by reference to Exhibit (a) to the Company’s Schedule TO filed on December 1, 2008).

(a)(5)(ii)	Press release dated December 5, 2008.

(a)(5)(iii)	“Investor — Frequently Asked Questions” posted December 5, 2008 on the Company’s website at www.qltinc.com.

(a)(5)(iv)	“Employees — Frequently Asked Questions” posted December 5, 2008 on the Company’s internal intranet website.

(b)	None.

(d)(i)	Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	1998 QLT Incentive Stock Option Plan (incorporated by reference to Exhibit 10.68 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(iii)	2000 QLT Incentive Stock Option Plan (as amended in 2002) (incorporated by reference to the Company’s Registration Statement on Form S-8, filed on September 20, 2002).

(d)(iv)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(v)	Form of Stock Option Agreement for stock option grants to senior employees and executive officers (incorporated by reference to Exhibit 10.43 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(vi)	Change of Control Letter Agreement between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(vii)	Employment Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(viii)	Change of Control Letter Agreement dated September 26, 2005 for Robert L. Butchofsky (incorporated by reference to Exhibit 10.36 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(ix)	Employment Agreement dated November 8, 2005 between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(x)	2008 Annual Cash Incentive Bonus Plan for Executive Officers (incorporated by reference to Item 5.02 of the Company’s Current Report on Form 8-K dated March 13, 2008 and filed on March 19, 2008).

(g)	None.

(h)	Not applicable.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Cameron R. Nelson

(Signature)
Cameron R. Nelson, Vice President, Finance and Chief Financial Officer

(Name and title)
December 5, 2008

(Date)

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated December 5, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(ii)	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release dated December 1, 2008 (incorporated by reference to Exhibit (a) to the Company’s Schedule TO filed on December 1, 2008).

(a)(5)(ii)	Press release dated December 5, 2008.

(a)(5)(iii)	“Investor — Frequently Asked Questions” posted December 5, 2008 on the Company’s website at www.qltinc.com.

(a)(5)(iv)	“Employees — Frequently Asked Questions” posted December 5, 2008 on the Company’s internal intranet website.

(b)	None.

(d)(i)	Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	1998 QLT Incentive Stock Option Plan (incorporated by reference to Exhibit 10.68 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(iii)	2000 QLT Incentive Stock Option Plan (as amended in 2002) (incorporated by reference to the Company’s Registration Statement on Form S-8, filed on September 20, 2002).

(d)(iv)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(v)	Form of Stock Option Agreement for stock option grants to senior employees and executive officers (incorporated by reference to Exhibit 10.43 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(vi)	Change of Control Letter Agreement between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(vii)	Employment Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(viii)	Change of Control Letter Agreement dated September 26, 2005 for Robert L. Butchofsky (incorporated by reference to Exhibit 10.36 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(ix)	Employment Agreement dated November 8, 2005 between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(x)	2008 Annual Cash Incentive Bonus Plan for Executive Officers (incorporated by reference to Item 5.02 of the Company’s Current Report on Form 8-K dated March 13, 2008 and filed on March 19, 2008).

(g)	None.

(h)	Not applicable.